Company Contact
Dave Faulkner
Cimetrix, Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
dave.faulkner@cimetrix.com

Cimetrix Announces Third Quarter 2009 Financial Results
Company Returns to Profitable Operations as Software Revenues Stabilize

SALT LAKE CITY, UT — November 16, 2009 — Cimetrix, Incorporated (OTCBB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, and electronics industries, today reported financial results for its third quarter ended September 30, 2009.

•	The Company posted positive Net income while generating $33,000 of Income from operations
•	Software and professional services revenues both increased 11% over the prior sequential quarter
•	The Company strengthened its balance sheet by closing a $650,000 private placement

“We were very pleased to see incremental growth in our customers' equipment shipments. Even though revenues were still down 23% from the third quarter of 2008, the changes in our operating costs allowed us to generate positive Income from operations. In addition, we continue to win new business in the growing solar-photovoltaic market.” said Bob Reback, Cimetrix’s president and chief executive officer.

Reback continued, “The economy has affected many within the semiconductor industry, including the bankruptcy of our largest competitor.  However, we are now positioned as the only software company that has been focusing on efficient SEMI® standards implementation for the last 10 years. Our stability and longevity within the industry – as well as our scalable business model – sets Cimetrix up for continued success as we head into the upturn.”

Nine Month Results
Nine-month revenue decreased 31% to $2,302,000 from $3,358,000 in the same period last year. Total operating costs and expenses decreased 38% to $2,710,000 from $4,402,000. Cimetrix reported a net loss of $506,000 for the first nine months of 2009, or ($0.01) per basic and diluted share, versus a net loss of $1,131,000, or ($0.04) per basic and diluted share, in the same period last year.

About Cimetrix Incorporated
Cimetrix designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic, and electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM300 and EDA standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide.  The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution.  Key products include:

▪	CIMControlFramework™
▪	CIMConnect™
▪	CIM300™
▪	CIMPortal™

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.
For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A ofthe Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets

ASSETS	September 30, 2009 (Unaudited)	December 31, 2008
Current assets:
Cash and cash equivalents	$431,000	$15,000
Restricted cash	-	121,000
Accounts receivable, net	349,000	407,000
Inventories	-	2,000
Prepaid expenses and other current assets	16,000	25,000
Total current assets	796,000	570,000

Property and equipment, net	19,000	57,000
Intangible assets, net	15,000	56,000
Goodwill	64,000	64,000
Other assets	20,000	29,000

	$914,000	$776,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$132,000	$184,000
Accrued expenses	392,000	321,000
Deferred revenue	236,000	460,000
Current portion of notes payable and capital lease obligations	702,000	503,000
Current portion of notes payable – related party	438,000	-
Total current liabilities	1,900,000	1,468,000

Long-term liabilities:
Notes payable – related parties, net	-	188,000
Long-term portion of notes payable and capital lease obligations	10,000	335,000
Total long-term liabilities	10,000	523,000

Total liabilities	1,910,000	1,991,000

Commitments and contingencies

Stockholders’ deficit:
Common stock; $.0001 par value, 100,000,000 shares authorized, 46,668,057 and 33,568,057 shares issued, respectively	5,000	3,000
Additional paid-in capital	33,392,000	32,669,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(34,344,000)	(33,838,000)
Total stockholders’ deficit	(996,000)	(1,215,000)

	$914,000	$776,000
See accompanying notes to consolidated condensed financial statements

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues:
New software licenses	$367,000	$437,000	$872,000	$1,583,000
Software license updates and product support	202,000	240,000	639,000	783,000
Total software revenues	569,000	677,000	1,511,000	2,366,000
Professional services	209,000	331,000	791,000	992,000

Total revenues	778,000	1,008,000	2,302,000	3,358,000

Operating costs and expenses:
Cost of revenues	198,000	383,000	815,000	1,440,000
Sales and marketing	176,000	292,000	597,000	875,000
Research and development	99,000	195,000	392,000	677,000
General and administrative	250,000	374,000	835,000	1,252,000
Depreciation and amortization	22,000	50,000	71,000	158,000

Total operating costs and expenses	745,000	1,294,000	2,710,000	4,402,000

Income (loss) from operations	33,000	(286,000)	(408,000)	(1,044,000)

Other income (expense):
Interest and other income	-	-	-	1,000
Interest expense	(31,000)	(26,000)	(99,000)	(88,000)
Gain on sale of assets	-	-	1,000	-

Total other expense, net	(31,000)	(26,000)	(98,000)	(87,000)

Income (loss) before income taxes	2,000	(312,000)	(506,000)	(1,131,000)

Provision for income taxes	-	-	-	-

Net income (loss)	$2,000	$(312,000)	$(506,000)	$(1,131,000)

Income (loss) per common share:
Basic	$0.00	$(0.01)	$(0.01)	$(0.04)
Diluted	$0.00	$(0.01)	$(0.01)	$(0.04)

Weighted average number of shares outstanding:
Basic	36,640,000	32,843,000	34,747,000	32,258,000
Diluted	36,640,000	32,843,000	34,747,000	32,258,000
See accompanying notes to consolidated condensed financial statements